CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2009 (UNAUDITED)

MANAGEMENT’S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008
(Expressed in Canadian dollars)

	September 30, 2009	December 31, 2008
	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 4)	8,168,209	17,424,123
Accounts receivable	2,109,447	2,116,325
Other receivables (Note 5)	6,232,624	7,212,693
Inventories (Note 6)	3,363,691	4,941,340
Prepaid expenses and other (Note 7)	2,307,238	2,174,256
	22,181,209	33,868,737
MINING INTERESTS (Note 8)
Producing properties	50,640,792	49,933,735
Exploration properties	93,879,672	102,760,230
Plant and equipment	53,630,584	42,127,380
	198,151,048	194,821,345
CORPORATE OFFICE EQUIPMENT (Note 8)	396,801	483,050
DEPOSITS ON LONG-TERM ASSETS (Note 11)	4,031,467	1,986,517
	224,760,525	231,159,649

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	11,722,690	17,339,624
Unearned revenue on silver bullion sales	254,078	110,258
Debt facility (Note 10)	1,431,112	-
Vendor liability and interest (Note 9)	-	13,940,237
Vendor liability on mineral property (Note 8(b))	297,461	1,372,973
Current portion of capital lease obligations (Note 16)	2,200,451	1,584,477
Income and other taxes payable	276,620	557,634
	16,182,412	34,905,203
FUTURE INCOME TAXES	24,601,132	30,690,087
CAPITAL LEASE OBLIGATIONS (Note 16)	1,181,825	1,898,396
OTHER LONG TERM LIABILITIES	748,107	832,769
ASSET RETIREMENT OBLIGATIONS (Note 17)	5,074,265	5,304,369
	47,787,741	73,630,824

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 12(a))	227,288,080	196,648,345
SHARE CAPITAL TO BE ISSUED (Note 12(d))	276,495	276,495
CONTRIBUTED SURPLUS	26,735,460	23,297,258
ACCUMULATED OTHER COMPREHENSIVE LOSS	(41,668,104)	(23,216,390)
DEFICIT	(35,659,147)	(39,476,883)
	176,972,784	157,528,825
	224,760,525	231,159,649

CONTINUING OPERATIONS (Note 1)
COMMITMENTS (Note 18)

APPROVED BY THE BOARD OF DIRECTORS

(signed) Keith Neumeyer	Director	(signed) Douglas Penrose	Director

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)
(Expressed in Canadian dollars, except share amounts)

	Three Months ended September 30,		Nine Months ended September 30,
	2009	2008	2009	2008
	$	$	$	$

Revenue (Note 13)	13,724,803	10,817,211	41,136,552	35,218,282

Cost of sales	8,054,387	7,977,801	25,813,068	22,124,612
Amortization and depreciation	786,518	455,028	2,588,908	2,119,459
Depletion	628,801	623,746	2,028,008	2,208,952
Accretion of reclamation obligation	105,400	41,088	338,610	136,930
Mine operating earnings	4,149,697	1,719,548	10,367,958	8,628,329

General and administrative	1,724,437	1,521,567	5,656,753	5,753,772
Stock-based compensation	505,847	1,035,864	2,203,394	2,814,696
	2,230,284	2,557,431	7,860,147	8,568,468

Operating income (loss)	1,919,413	(837,883)	2,507,811	59,861

Interest and other expenses	(337,208)	(223,639)	(1,102,179)	(789,338)
Investment and other income	85,748	331,929	597,764	1,113,379
Foreign exchange (loss) gain	(447,659)	72,816	(559,567)	605,850
Income (loss) before taxes	1,220,294	(656,777)	1,443,829	989,752

Income tax (recovery) - current	274,327	(519,549)	445,910	186,385
Income tax (recovery) - future	(895,656)	237,017	(2,819,817)	409,245
Income tax (recovery) expense	(621,329)	(282,532)	(2,373,907)	595,630

NET INCOME (LOSS) FOR THE PERIOD	1,841,623	(374,245)	3,817,736	394,122

EARNINGS (LOSS) PER COMMON SHARE
BASIC	$0.02	$(0.01)	$0.05	$0.01
DILUTED	$0.02	$(0.01)	$0.04	$-

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	84,347,213	73,839,538	81,058,745	62,527,430
DILUTED	103,503,490	91,309,778	100,215,022	79,997,670

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)
(Expressed in Canadian dollars, except share amounts)

					Accumulated
					Other
					Comprehensive		Total
	Share capital			Contributed	Income (Loss)		AOCI
	Shares	Amount	To be issued	Surplus	("AOCI") (1)	Deficit	and deficit	Total
		$	$	$	$	$	$	$

Balance at December 31, 2007	63,042,160	145,699,783	9,286,155	17,315,001	(15,186,207)	(34,332,099)	(49,518,306)	122,782,633
Net income	-	-	-	-	-	394,122	394,122	394,122
Other comprehensive income:
Translation adjustment	-	-	-	-	7,431,319	-	7,431,319	7,431,319
Unrealized loss on marketable securities	-	-	-	-	(391,000)	-	(391,000)	(391,000)
Total comprehensive income							7,434,441	7,434,441
Shares issued for:
Exercise of options	436,650	1,762,556	-	(363,990)	-	-	-	1,398,566
Exercise of warrants	7,500	31,875	-	-	-	-	-	31,875
First Silver arrangement	1,861,500	9,009,660	(9,009,660)	-	-	-	-	-
Public offering, net of issue costs (Note 12(a)(iv))	8,500,000	40,144,471	-	2,666,135	-	-	-	42,810,606
Stock option expense during the period	-	-	-	2,814,696	-	-	-	2,814,696
Balance at September 30, 2008	73,847,810	196,648,345	276,495	22,431,842	(8,145,888)	(33,937,977)	(42,083,865)	177,272,817

Balance at December 31, 2008	73,847,810	196,648,345	276,495	23,297,258	(23,216,390)	(39,476,883)	(62,693,273)	157,528,825
Net income	-	-	-	-	-	3,817,736	3,817,736	3,817,736
Other comprehensive loss:
Translation adjustment	-	-	-	-	(18,472,214)	-	(18,472,214)	(18,472,214)
Unrealized gain on marketable securities	-	-	-	-	20,500	-	20,500	20,500
Total comprehensive loss							(14,633,978)	(14,633,978)
Shares issued for:
Exercise of options	6,250	10,888	-	(2,950)	-	-	-	7,938
Public offering, net of issue costs (Note 12(a)(i))	8,487,576	18,836,518	-	848,758	-	-	-	19,685,276
Private placements, net of i ssue costs (Note 12(a)(ii))	4,167,478	9,051,069	-	389,000	-	-	-	9,440,069
Debt settlements (Note 12(a)(iii))	1,191,852	2,741,260	-	-	-	-	-	2,741,260
Stock option expense during the period	-	-	-	2,203,394	-	-	-	2,203,394
Balance at September 30, 2009	87,700,966	227,288,080	276,495	26,735,460	(41,668,104)	(35,659,147)	(77,327,251)	176,972,784

(1)

AOCI consists of the cumulative translation adjustment on self sustaining subsidiaries which primarily affects the mining interests, except for the unrealized gain of $20,500 (2008 - unrealized loss of $391,000) on marketable securities classified as "available for sale".

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)
(Expressed in Canadian dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	$	$	$	$
OPERATING ACTIVITIES
Net income (loss) for the period	1,841,623	(374,245)	3,817,736	394,122
Adjustment for items not affecting cash
Depletion	628,801	623,746	2,028,008	2,208,952
Depreciation	786,518	455,028	2,588,908	2,119,459
Stock-based compensation	505,847	1,035,864	2,203,394	2,814,696
Accretion of reclamation obligation	105,400	41,088	338,610	136,930
Write-down of other assets	-	-	-	240,000
Future income taxes	(895,656)	237,017	(2,819,817)	409,245
Unrealized gain on derivative financial instruments	(27,356)	-	(27,356)	-
Other income from derivative financial instruments	(41,476)	-	(520,673)	-
Unrealized foreign exchange loss and other	1,367,344	(411,034)	362,979	(307,948)
	4,271,045	1,607,464	7,971,789	8,015,456
Net change in non-cash working capital items
Increase in accounts receivable and other receivables	(465,488)	(1,862,280)	(732,407)	(2,454,963)
(Increase) decrease in inventories	(489,119)	(1,750,957)	1,167,687	(2,545,640)
Decrease (increase) in prepaid expenses and advances	675,908	(720,941)	(1,526,495)	(1,694,783)
(Decrease) increase in accounts payable (net of settled debt)	(1,839,691)	1,364,826	(4,673,978)	8,345,944
Increase in unearned revenue	212,070	-	143,820	-
Increase (decrease) in taxes payable	269,791	(744,381)	71,110	(321,644)
(Decrease) increase in vendor liability and interest	(226,998)	-	(948,079)	399,112
	2,407,518	(2,106,269)	1,473,447	9,743,482
INVESTING ACTIVITIES
Expenditures on mineral property interests (net of accruals)	(4,106,347)	(11,283,988)	(9,128,375)	(23,821,246)
Additions to plant and equipment (net of accruals)	(6,880,693)	(8,498,145)	(14,354,368)	(14,491,198)
(Increase) decrease in silver futures contract deposits	(147,594)	-	822,034	-
(Increase) decrease in deposits on long term assets and other	(2,246,905)	5,031,931	(2,246,905)	1,188,625
Decrease in restricted cash securitizing vendor liability	545,522	-	-	-
	(12,836,017)	(14,750,202)	(24,907,614)	(37,123,819)
FINANCING ACTIVITIES
Issuance of common shares and warrants, net of issue costs	9,439,404	267,978	29,125,345	42,834,806
Exercise of options and warrants	-	24,200	7,938	1,430,441
Payment of capital lease obligations	(1,047,905)	-	(2,108,979)	-
Prepayment facility, net of repayments	1,394,752	-	1,394,752	-
Payment of restricted cash into trust account	(14,258,332)	-	(14,258,332)	-
Payment of short-term Arrangement liability	-	(388,836)	-	(388,836)
	(4,472,081)	(96,658)	14,160,724	43,876,411

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(14,900,580)	(16,953,129)	(9,273,443)	16,496,074
EFFECT OF EXCHANGE RATE ON CASH HELD IN FOREIGN CURRENCY	11,383	78,933	17,529	19,266
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD	23,057,406	46,224,719	17,424,123	12,835,183
CASH AND CASH EQUIVALENTS - END OF THE PERIOD	8,168,209	29,350,523	8,168,209	29,350,523

CASH AND CASH EQUIVALENTS IS COMPRISED OF:		-
Cash	7,574,496	227,099	7,574,496	227,099
Short-term deposits	593,713	15,184,129	593,713	15,184,129
Restricted cash (Notes 4 and 9)	-	13,939,295	-	13,939,295
	8,168,209	29,350,523	8,168,209	29,350,523

Interest paid	200,073	144,471	475,843	156,136
Income taxes paid	-	-	-	221,108
NON-CASH FINANCING AND INVESTING ACTIVITIES (NOTE 19)

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008

1.	DESCRIPTION OF BUSINESS AND CONTINUING OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver in Mexico. The Company’s shares and warrants trade on the Toronto Stock Exchange under the symbols “FR”, “FR.WT.A” and “FR.WT.B”, respectively.

These consolidated financial statements have been prepared on the going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent primarily on the price of silver in global commodity markets, and on maintaining sustained, profitable operations and/or obtaining funds from other sources as required for capital developments. If the Company were unable to continue as a going concern, material adjustments would be required to the carrying value of assets and liabilities and the balance sheet classifications used.

2.	BASIS OF PRESENTATION

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) with respect to the preparation of interim financial information. Accordingly, they do not include all the information and disclosures required by Canadian GAAP in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with GAAP have been omitted. The accounting policies, used in preparation of the accompanying unaudited interim consolidated financial statements, are the same as those described in our most recent annual consolidated financial statements. In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results for the entire year. These interim financial statements should be read in conjunction with the Company’s latest audited consolidated financial statements for the year ended December 31, 2008.

The consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”) and First Silver Reserve Inc. (“First Silver”) as well as its indirect wholly-owned subsidiaries: First Majestic Plata, S.A. de C.V. (“First Majestic Plata”), Minera El Pilon, S.A. de C.V. (“El Pilon”), Minera La Encantada, S.A. de C.V. (“La Encantada”) and Majestic Services S.A. de C.V. (“Majestic Services”). First Silver underwent a wind up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation described in Note 9. Intercompany balances and transactions are eliminated on consolidation.

The financial statements of Mexican subsidiaries are translated to Canadian dollars using the current rate method and translation losses and gains are recorded as a separate component of accumulated other comprehensive income.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008

3.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard is effective for the Company beginning January 1, 2009.

The CICA issued the new Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602 “Non-controlling Interests” to harmonize with International Financial Reporting Standards (“IFRS”). Section 1582 specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. These new standards become effective beginning on or after January 1, 2011, but early adoption is permitted.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public companies to commence using IFRS, replacing Canada’s own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for all the periods ended after January 1, 2010.

We have begun planning our transition to IFRS but the impact on our consolidated financial position and results of operations has not yet been determined.

4.	RESTRICTED CASH

On July 22, 2008, the Company secured its outstanding vendor liability (Note 9) by entering into a Letter of Credit facility for $13,940,237, secured by cash and liquid short term investments. In addition, a further $545,522 was paid into the Supreme Court of British Columbia in January 2009 and the Letter of Credit increased to a total Restricted Cash balance of $14,485,759. On July 16, 2009, the Company agreed to a consent order whereby $14,258,332 was paid out of the Letter of Credit to the trust account of the lawyers of the prior Majority Shareholder of First Silver. The remaining $227,420 was paid out to the Company and the Letters of Credit were cancelled. The consent order requires that the $14,258,332 be held in trust by legal counsel pending the outcome of the litigation. At December 31, 2008, the cash was not available for general corporate purposes. These funds will be accessible to the Company in the event of a favourable outcome to the litigation.

5.	OTHER RECEIVABLES

Details of the components of other receivables are as follows:

	September 30, 2009	December 31, 2008
	$	$
Value added taxes recoverable	5,520,587	6,109,943
Other taxes recoverable	102,918	406,536
Interest receivable	4,996	188,111
Advances to employees	130,002	67,240
Advances to suppliers	474,121	440,863
	6,232,624	7,212,693

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008

6.	INVENTORIES

Inventories consist of the following:

	September 30, 2009	December 31, 2008
	$	$
Silver coins and bullion including in process shipments	323,469	572,149
Finished product - doré and concentrates	755,177	1,017,769
Ore in process	166,431	196,169
Stockpile	516,044	1,631,625
Materials and supplies	1,602,570	1,523,628
	3,363,691	4,941,340

7.	PREPAID EXPENSES AND OTHER

Details of prepaid expenses and other are as follows:

	September 30, 2009	December 31, 2008
	$	$
Advances to suppliers and contractors	1,898,731	1,380,509
Deposits	224,620	252,941
Marketable securities	70,875	50,375
Derivative financial instruments	113,012	490,431
	2,307,238	2,174,256

8.	MINING INTERESTS AND PLANT AND EQUIPMENT

Expenditures incurred on mining interests, net of accumulated depreciation and depletion, are as follows:

	September 30, 2009			December 31, 2008
		Accumulated			Accumulated
		depreciation			depreciation
		and	Net Book		and	Net Book
	Cost	depletion	Value	Cost	depletion	Value
	$	$	$	$	$	$
Mining properties	160,985,262	16,464,798	144,520,464	167,130,756	14,436,791	152,693,965
Plant and equipment	61,434,723	7,804,139	53,630,584	48,271,432	6,144,052	42,127,380
	222,419,985	24,268,937	198,151,048	215,402,188	20,580,843	194,821,345

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008

8.	MINING INTERESTS AND PLANT AND EQUIPMENT (continued)

A summary of the net book value of mining properties is as follows:

	September 30, 2009			December 31, 2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depletion	Value	Cost	Depletion	Value
MEXICO	$	$	$	$	$	$

Producing properties
La Encantada (a)	11,076,403	2,718,943	8,357,460	8,922,466	2,276,963	6,645,503
La Parrilla (b)	20,479,317	2,648,129	17,831,188	18,644,777	2,038,223	16,606,554
San Martin (c)	35,549,870	11,097,726	24,452,144	36,803,283	10,121,605	26,681,678
	67,105,590	16,464,798	50,640,792	64,370,526	14,436,791	49,933,735
Exploration properties
La Encantada (a)	3,266,126	-	3,266,126	2,858,043	-	2,858,043
La Parrilla (b)	8,355,437	-	8,355,437	8,722,897	-	8,722,897
San Martin (c) (1)	68,176,278	-	68,176,278	77,582,247	-	77,582,247
Del Toro (d)	11,641,929	-	11,641,929	11,881,557	-	11,881,557
Cuitaboca (e)	2,439,902	-	2,439,902	1,715,486	-	1,715,486
	93,879,672	-	93,879,672	102,760,230	-	102,760,230

	160,985,262	16,464,798	144,520,464	167,130,756	14,436,791	152,693,965

(1)

This includes properties acquired from First Silver and held by Minera El Pilon. The properties are located in the San Martin de Bolaños region, as well as in Jalisco State (the Jalisco Group of Properties).

A summary of plant and equipment is as follows:

	September 30, 2009			December 31, 2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$
La Encantada Silver Mine	35,112,511	1,734,091	33,378,420	19,541,421	1,221,301	18,320,120
La Parrilla Silver Mine	16,981,477	3,388,731	13,592,746	18,590,746	2,568,373	16,022,373
San Martin Silver Mine	9,340,735	2,681,317	6,659,418	10,139,265	2,354,378	7,784,887
Us ed in Mining Operations	61,434,723	7,804,139	53,630,584	48,271,432	6,144,052	42,127,380
Corporate office equipment	736,114	339,313	396,801	712,525	229,475	483,050
	62,170,837	8,143,452	54,027,385	48,983,957	6,373,527	42,610,430

Details of plant and equipment and corporate office equipment by specific assets are as follows:

	September 30, 2009			December 31, 2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$
Land	2,269,421	-	2,269,421	2,302,273	-	2,302,273
Automobile	375,178	183,110	192,068	427,817	140,703	287,114
Buildings	5,867,189	523,623	5,343,566	6,250,748	399,982	5,850,766
Machinery and equipment	25,597,220	6,582,891	19,014,329	27,744,171	5,053,326	22,690,845
Computer equipment	511,613	260,256	251,357	566,511	239,162	327,349
Office equipment	553,378	448,881	104,497	600,413	447,405	153,008
Leasehold improvements	320,304	144,691	175,613	320,304	92,949	227,355
Construction in progress (1)	26,676,534	-	26,676,534	10,771,720	-	10,771,720
	62,170,837	8,143,452	54,027,385	48,983,957	6,373,527	42,610,430

(1)	Construction in progress includes $24,436,753 relating to La Encantada, $523,770 relating to La Parrilla and $1,716,011 relating to San Martin.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008

8.	MINING INTERESTS AND PLANT AND EQUIPMENT (continued)

Mineral property options paid and future option payments in U.S. dollars are due as follows:

	Del Toro	Cuitaboca
	Note 8(d)	Note 8(e)	Total
	(US$)	(US$)	(US$)
Paid as at September 30, 2009	5,925,000	1,175,000	7,100,000
Payable November 25, 2009	-	275,000	275,000
Payable December 6, 2009	62,500	-	62,500
Payable before December 31, 2009	62,500	275,000	337,500
Payable in 2010 and beyond	225,000	1,050,000	1,275,000
Total Future Option Payments	287,500	1,325,000	1,612,500

(a)	La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in Northern Mexico accessible via a 1.5 hour flight from Torreon, Coahuila. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz de Boquillas del Cármen, is 45 kilometres away via unpaved road. The La Encantada Silver Mine consists of a 1,000 tonnes per day flotation plant, an airstrip, and other facilities, including a village with 180 houses as well as administrative offices. The Company owns 100% of the La Encantada Silver Mine.

The Company is in the final stages of constructing a 3,500 tonne per day cyanidation plant at La Encantada which began commissioning in August 2009 and is expected to be fully commissioned by the end of 2009.

(b)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine is a system of connecting underground producing mines consisting of the La Rosa/Rosarios/La Blanca, the San Marcos Mine and the Quebradillas Mine. La Parrilla is located approximately 65 kilometres southeast of the city of Durango, in Durango state Mexico. Located at the mine are: mining equipment, a 425 tonne-per-day cyanidation plant, a 425 tonne-per-day flotation plant and mining concessions covering an area of 53,000 hectares of which the Company owns 100 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine, which began commercial silver production in October 2004.

In 2008, the Company amended payment terms to an optionor regarding the outstanding payments as at December 31, 2008 on the Quebradillas Mine. In regards to the aggregate of US$749,000 which was previously payable in 2008, the Company has agreed to make a series of payments in 2009 totaling US$1,121,160 which includes interest at an annualized fixed rate of 4.5% . During the nine months ended September 30, 2009, the Company made payments totaling US$855,021 (of which US$209,009 related to interest) pursuant to the amended agreements.

There is a net smelter royalty agreement (“NSR”) of 1.5% of sales revenue from the Quebradillas Mine to a maximum of US$2,500,000 and an option to purchase the NSR at any time for US$2,000,000. For the period ended September 30, 2009, the Company paid US$102,131 (December 31, 2008 – US$69,000) relating to royalties.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008

8.	MINING INTERESTS AND PLANT AND EQUIPMENT (continued)

(c)	San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños in Northern Jalisco State, Mexico. The mine is comprised of approximately 7,840 hectares of mineral rights, approximately 1,300 hectares of surface land rights surrounding the mine, and another 104 hectares of surface rights where the 950 tonnes per day cyanidation mill, flotation circuit, mine buildings and offices are located. The Company owns 100% of the San Martin Silver Mine.

(d)	Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast from the Company’s La Parrilla Silver Mine and consists of 320 contiguous hectares of mining claims plus an additional 100 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San Juan mines, which are approximately one kilometre apart.

The Company owns 100% of the Perseverancia Silver Mine, the San Juan Silver Mine and the surrounding 293 hectare land package.

(e)	Cuitaboca Silver Project, Sinaloa State

The Cuitaboca Silver Project, located in Sinaloa State, Mexico, consists of an option to acquire a 5,134 hectare land package. This option was acquired in May 2006 through the acquisition of First Silver and its wholly owned subsidiary, El Pilon.

The Company entered into an option agreement in November 2004 with Consorcio Minero Latinamericano, S.A. de C.V., a private Mexican company owned by a former director of First Silver, for the purchase of a 100% interest in seven mining claims covering 3,718 hectares located in Sinaloa State, Mexico. To purchase the claims, the Company needs to pay US$2,500,000 in staged cash payments through November, 2010 (US$1,175,000 paid as at September 30, 2009). A 2.5% NSR on the claims may be purchased at any time during the term of the agreement or for a period of 12 months thereafter for an additional US$500,000.

9.	VENDOR LIABILITY AND INTEREST

In May 2006, First Majestic acquired control of First Silver Reserve Inc. (“First Silver”) for $53,365,519. The purchase price was payable to the majority shareholder of First Silver (the “Majority Shareholder”) in three instalments. The first instalment of $26,682,759, for 50% of the purchase price, was paid upon closing on May 30, 2006. An additional 25% instalment of $13,341,380 was paid on May 30, 2007, the first anniversary of the closing. The final 25% instalment of $13,341,380 was due on May 30, 2008, the second anniversary of the closing of the acquisition. Simple interest at 6% per annum was payable quarterly on the outstanding vendor balance.

In November 2007, an action was commenced by the Company and First Silver against the Majority Shareholder who previously was a director, President & Chief Executive Officer of First Silver. The Company and First Silver allege that, while holding the positions of director, President and Chief Executive Officer, the Majority Shareholder engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to First Silver, which resulted in the Majority Shareholder acquiring a mine which was First Silver’s right to acquire. Management believes that there are substantial grounds to this claim, however, the outcome of this litigation is not presently determinable.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008

9.	VENDOR LIABILITY AND INTEREST (continued)

Pending resolution of the litigation set out above, the Company had withheld payments of interest due to the previous Majority Shareholder on scheduled interest payment dates of November 30, 2007, February 29, 2008 and May 30, 2008, as well as payment of the final instalment of $13,341,380 due May 30, 2008, the combined amounts totalling $13,940,237. On July 22, 2008, the Company posted an irrevocable Letter of Credit with the Supreme Court of British Columbia pending the court outcome which is not anticipated for at least one year or until such litigation has been resolved. In January 2009, a further $545,522 was paid into the Supreme Court of British Columbia for additional interest payments and was added to the Letter of Credit posted to the Supreme Court of British Columbia.

On July 16, 2009, the Company agreed to a consent order with the prior Majority Shareholder, with respect to the $14,485,759 posted by a Letter of Credit securing the vendor liability and interest. Pursuant to the order, $14,258,332 was paid out of the Letter of Credit to the trust account of the lawyers of the prior Majority Shareholder. The remaining $227,420 was paid out to the Company and the Letters of Credit were cancelled. The consent order requires that the $14,258,332 be held in trust pending the outcome of the litigation. These funds will be accessible to the Company in the event of a favourable outcome to the litigation.

10.	DEBT FACILITY

In August 2009, the Company entered into an agreement for a six-month pre-payment facility for advances on the sale of lead in its concentrate production. Under the terms of the agreement, US$1.5 million was advanced against the Company’s lead concentrate production from the La Parrilla Silver Mine for a period of six months. Interest accrues at an annualized floating rate of one-month LIBOR plus 5%. Interest is payable monthly and the principal amount is repayable based on the volume of lead concentrate shipped with minimum monthly instalments of US$250,000 required. The repayment of the credit facility is guaranteed by the parent company.

A total of US$1.5 million was drawn down and at September 30, 2009, the balance was US$1,314,767 after shipments were deducted and US$13,125 was payable for interest.

11.	DEPOSITS ON LONG-TERM ASSETS

Deposits consist of advance payments made to property vendors, drilling service providers, and equipment vendors, which are categorized as long-term in nature, in amounts as follows:

	September 30, 2009	December 31, 2008
	$	$
Deposit on equipment at La Encantada	2,671,267	1,986,517
Deposit on equipment at La Parrilla	1,360,200	-
	4,031,467	1,986,517

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008

12.	SHARE CAPITAL

(a)	Authorized – unlimited number of common shares without par value

Issued	Nine months ended September 30, 2009		Year ended December 31, 2008
	Shares	$	Shares	$
Balance - beginning of the period	73,847,810	196,648,345	63,042,160	145,699,783
Issued during the period
For cash:
Exercise of options	6,250	7,938	436,650	1,398,566
Exercise of warrants	-	-	7,500	31,875
Public offering of units (i) (iv)	8,487,576	18,836,518	8,500,000	40,144,471
Private placements (ii)	4,167,478	9,051,069	-	-
For debt s ettlements (iii)	1,191,852	2,741,260	-	-
For First Silver Arrangement	-	-	1,861,500	9,009,660
Transfer of contributed surplus for stock options exercised	-	2,950	-	363,990
Balance - end of the period	87,700,966	227,288,080	73,847,810	196,648,345

(i)

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for net proceeds to the Company of $19,685,276, of which $18,836,518 was allocated to the common shares and $848,758 was allocated to the warrants. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $3.50 expiring on March 5, 2011. The underwriters had an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 1,273,136 common shares at a price of $2.40 per share and up to an additional 636,568 warrants at a price of $0.20 per warrant. The underwriters did not exercise their option to purchase the option shares or warrants.

(ii)

In August and September 2009, the Company completed non-brokered private placements consisting of an aggregate of 4,167,478 units at a price of $2.30 per unit for net proceeds to the Company of $9,440,069, of which $9,051,069 was allocated to the common shares and $389,000 was allocated to the warrants. Each unit consisted of one common share and one-half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.30 per share for a period of two years after closing. A total of 1,749,500 warrants expire on August 20, 2011, and 334,239 warrants expire on September 16, 2011. Finders’ fees in the amount of $101,016 and 50,000 warrants were paid regarding a portion of these private placements. The finder’s warrants are exercisable at a price of $3.30 per share and expire on August 20, 2011.

(iii)	In August and September 2009, the Company settled certain current liabilities amounting to $2,741,260 by the issuance of 1,191,852 common shares of the Company at a value of $2.30 per share.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008

12.	SHARE CAPITAL (continued)

(iv)

On March 25, 2008, the Company completed a public offering with a syndicate of underwriters who purchased 8,500,000 units at an issue price of $5.35 per unit for net proceeds to the Company of $42,881,471, of which $40,144,471 was allocated to the common shares, $2,380,000 was allocated to the warrants and $357,000 was allocated to the underwriter’s warrants. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $7.00 expiring on March 25, 2010. The underwriters had an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 1,275,000 common shares at a price of $5.07 per share and up to an additional 637,500 warrants at a price of $0.56 per warrant. The underwriters did not exercise their option to purchase any option shares, but did acquire the 637,500 warrants (see Note 12(c)).

(b)	Stock Options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the 2008 Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the board of directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter.

The changes in stock options outstanding for the nine months ended September 30, 2009 and the year ended December 31, 2008 are as follows:

	Nine Months Ended September 30, 2009			Year Ended December 31, 2008
		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number of	Exercise Price	Average	Number of	Exercise Price	Average
	Shares	($)	Remaining Life	Shares	($)	Remaining Life
Balance, beginning of the period	6,862,500	3.84	2.78 years	5,892,500	4.04	2.75 years
Granted	1,347,500	2.06	3.71 years	2,672,500	2.93	3.67 years
Exercised	(6,250)	1.27	2.78 years	(436,650)	3.20	0.51 years
Forfeited or expired	(312,500)	4.04	1.54 years	(1,265,850)	3.05	0.45 years
Balance, end of the period	7,891,250	3.53	2.28 years	6,862,500	3.84	2.78 years

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008

12.	SHARE CAPITAL (continued)

(b)	Stock Options (continued)

The following table summarizes both the stock options outstanding and those that are exercisable at September 30, 2009:

Price	Options	Options
$	Outstanding	Exercisable	Expiry Dates
4.32	575,000	575,000	December 6, 2009
5.50	200,000	200,000	February 1, 2010
4.64	75,000	75,000	June 1, 2010
4.17	100,000	100,000	August 8, 2010
3.72	30,000	30,000	September 24, 2010
3.98	20,000	20,000	October 17, 2010
4.45	545,000	545,000	October 30, 2010
4.34	50,000	50,000	November 1, 2010
4.42	25,000	25,000	November 12, 2010
4.34	200,000	200,000	December 5, 2010
4.42	50,000	50,000	February 20, 2011
4.65	100,000	100,000	March 25, 2011
4.19	20,000	15,000	April 26, 2011
4.02	100,000	75,000	May 15, 2011
4.30	450,000	450,000	June 19, 2011
4.67	120,000	90,000	July 4, 2011
4.15	300,000	225,000	July 28, 2011
3.62	635,000	476,250	August 28, 2011
1.60	200,000	100,000	October 8, 2011
1.27	118,750	56,250	October 17, 2011
4.32	245,000	245,000	December 6, 2011
4.41	400,000	400,000	December 22, 2011
5.00	155,000	155,000	February 7, 2012
2.03	790,000	197,500	May 7, 2012
4.65	25,000	25,000	June 20, 2012
2.40	12,500	3,125	August 10, 2012
2.62	60,000	15,000	September 16, 2012
4.34	925,000	925,000	December 5, 2012
3.62	100,000	75,000	August 28, 2013
1.44	240,000	120,000	November 10, 2013
1.56	550,000	275,000	December 17, 2013
2.03	462,500	115,625	May 7, 2014
2.32	12,500	3,125	June 15, 2014
	7,891,250	6,011,875

During the nine months ended September 30, 2009, the Company granted stock options to directors, officers and employees to purchase 1,347,500 shares of the Company. Pursuant to the Company’s policy of accounting for the fair value of stock-based compensation over the applicable vesting period, $2,203,394 has been recorded as an expense in the nine months ended September 30, 2009 relating to all stock options.

The fair value of stock options granted is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008

12.	SHARE CAPITAL (continued)

(b)	Stock Options (continued)

	Nine Months ended	Nine Months ended
	September 30, 2009	September 30, 2008
Risk-free interest rate	0.9%	2.9%
Estimated volatility	80.6%	53.8%
Expected life	2.4 years	1.9 years
Expected dividend yield	0%	0%

Option pricing models require the use of estimates and assumptions including the expected volatility of share prices. Changes in the underlying assumptions can materially affect the fair value estimates, therefore, existing models do not necessarily provide an accurate measure of the actual fair value of the Company’s stock options.

(c)	Share Purchase Warrants

The changes in share purchase warrants for the nine months ended September 30, 2009 and the year ended December 31, 2008 are as follows:

	Nine months ended September 30, 2009			Year ended December 31, 2008

		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number of	Exercise Price	Average Term to	Number of	Exercise Price	Average Term to
	Warrants	($)	Expiry	Warrants	($)	Expiry
Balance, beginning of the period	5,078,791	6.99	1.19 years	5,845,240	5.66	0.89 years
Issued (i) (ii) (iii) (iv) (v)	6,377,527	3.43	2.00 years	4,887,500	7.00	2.00 years
Exercised	-	0.00	0.00 years	(7,500)	4.25	0.86 years
Cancelled or expired	(191,291)	6.81	0.00 years	(5,646,449)	5.62	0.00 years
Balance, end of the period	11,265,027	4.98	1.11 years	5,078,791	6.99	1.19 years

(i)

On March 5, 2009, the Company issued 4,243,788 warrants exercisable at a price of $3.50 per share exercisable for a period of two years. The warrants were detachable warrants issued in connection with the 8,487,576 unit offering. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.5%, market sector volatility of 35.0%, expected life of 2 years and expected dividend yield of 0%) and $848,758 was credited to contributed surplus.

(ii)

On August 20, 2009, the Company issued 1,799,500 warrants exercisable at a price of $3.30 per share exercisable for a period of two years. The warrants were issued in connection with a non-brokered private placement of 3,499,000 units. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.15%, market adjusted volatility of 38.5%, expected life of 2 years and expected dividend yield of 0%) and $328,047 was credited to contributed surplus.

(iii)

On September 16, 2009, the Company issued 334,239 warrants exercisable at a price of $3.30 per share exercisable for a period of two years. The warrants were issued in connection with a non-brokered private placement of 668,478 units. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.15%, market adjusted volatility of 38.5%, expected life of 2 years and expected dividend yield of 0%) and $60,953 was credited to contributed surplus.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008

12.	SHARE CAPITAL (continued)

(c)	Share Purchase Warrants (continued)

(iv)

On March 25, 2008, the Company issued 4,250,000 warrants exercisable at a price of $7.00 per share exercisable for a period of two years. The warrants were detachable warrants issued in connection with the 8.5 million unit offering. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 2.74%, market sector volatility of 42%, expected life of 2 years and expected dividend yield of 0%) and $2,380,000 was credited to contributed surplus.

(v)

On April 4, 2008, the Company issued 637,500 warrants exercisable at a price of $7.00 per share exercisable for a period of two years under the over-allotment option in connection with the March 25, 2008 public offering. Each warrant entitles the holder to acquire one additional common share at a price of $7.00 until March 25, 2010. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 2.74%, market sector volatility of 42%, expected life of 2 years and expected dividend yield of 0%) and $357,000 was credited to contributed surplus.

The following table summarizes the share purchase warrants outstanding at September 30, 2009:

Exercise Price	Warrants
$	Outstanding	Expiry Dates
7.00	4,887,500	March 25, 2010
3.50	4,243,788	March 5, 2011
3.30	1,799,500	August 20, 2011
3.30	334,239	September 16, 2011
	11,265,027

(d)	Share Capital to be Issued

On June 5, 2006, pursuant to the acquisition of First Silver Reserve Inc. and the San Martin mine, First Majestic and First Silver entered into a business combination agreement whereby First Majestic acquired the 36.25% remaining minority interest in securities of First Silver resulting in First Silver becoming a wholly owned subsidiary of First Majestic.

At September 30, 2009, the prior shareholders of First Silver had yet to exchange the remaining 114,254 shares of First Silver, exchangeable for 57,127 shares of First Majestic resulting in a remaining balance of shares to be issued of $276,495.

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by any former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008

13.	REVENUE

Details of the components of revenue are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
	$	$	$	$
Combined revenue - silver doré bars, concentrates, coins and ingots	17,715,392	13,853,479	53,183,047	44,390,294
Less: intercompany eliminations	(869,506)	-	(3,093,428)	-
Consolidated gross revenue	16,845,886	13,853,479	50,089,619	44,390,294
Less: refining and smelting charges, net of intercompany eliminations	(2,440,169)	(2,515,593)	(7,146,631)	(7,662,158)
Less: metal deductions, net of intercompany eliminations	(680,914)	(520,675)	(1,806,436)	(1,509,854)
Net revenue	13,724,803	10,817,211	41,136,552	35,218,282

14.	RELATED PARTY TRANSACTIONS

During the period ended September 30, 2009, the Company:

a)

incurred $213,281 for the nine month period ended September, 2009 and $65,533 for the quarter ended September 30, 2009 (nine months ended September 30, 2008 - $197,359; quarter ended September 30, 2008 - $77,086) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

b)

incurred $211,733 for the nine month period ended September 30, 2009 and $65,271 for the quarter ended September 30, 2009 (nine months ended September 30, 2008 - $215,624; quarter ended September 30, 2008 - $76,519) to a director and Chief Operating Officer for management and other services related to the mining operations of the Company in Mexico pursuant to a consulting agreement.

c)

incurred $1,269,751 of service fees during the nine month period September 30, 2009 and $nil for the quarter ended September 30, 2009 (nine months ended September 30, 2008 - $6,618,301; quarter ended September 30, 2008 - $2,411,178) to a mining services company sharing our premises in Durango Mexico. This related party provided management services and paid mining contractors who provided services at the Company’s mines in Mexico for the period January 1 to February 28, 2009. Of the fees incurred, $165,227 was unpaid as at September 30, 2009 (September 30, 2008 - $3,075,105). This relationship was terminated in February 2009.

d)

incurred $nil for the nine month period ended September 30, 2009 (nine months ended September 30, 2008 - $7,365) to a director of the Company as finder’s fees upon the completion of certain option agreements relating to Del Toro.

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008

15.	SEGMENTED INFORMATION

The Company considers that it has three operating segments all of which are located in Mexico, and one corporate segment with locations in Canada and Mexico. The El Pilon operations consist of the San Martin Silver Mine, the San Martin property, the Cuitaboca Silver Project and the Jalisco Group of Properties. The First Majestic Plata operations consist of the La Parrilla Silver Mine, the Del Toro Silver Mine, the La Parrilla properties and the Del Toro properties. The La Encantada operations consist of the La Encantada Silver Mine and the La Encantada property.

These reportable operating segments are summarized in the table below:

		Three months ended September 30, 2009

		First Majestic		Corporate
	El Pilon	Plata	La Encantada	and Other
	operations	operations	operations	Eliminations	Total
	$	$	$	$	$
Revenue	4,718,691	5,759,291	3,385,341	(138,520)	13,724,803
Cost of sales	2,959,383	2,774,983	2,499,113	(179,092)	8,054,387
Amortization, depreciation and accretion	233,101	398,615	260,202	-	891,918
Depletion	261,601	230,839	136,361	-	628,801
Mine operating earnings	1,264,606	2,354,854	489,665	40,572	4,149,697
General and administrative	-	-	-	1,724,437	1,724,437
Stock-based compensation	-	-	-	505,847	505,847
Net interest, other income (expense) and foreign exchange	(284,100)	(431,960)	(1,024,015)	1,040,956	(699,119)
Income tax expense (recovery)	(15,639)	143,549	(67,837)	(681,402)	(621,329)
Net income (loss)	996,145	1,779,345	(466,513)	(467,354)	1,841,623
Capital expenditures	1,837,554	1,918,056	9,856,121	32,010	13,643,741
Total assets	105,384,737	57,579,107	52,969,873	8,826,808	224,760,525

	Three months ended September 30, 2008

		First Majestic		Corporate
	El Pilon	Plata	La Encantada	and Other
	operations	operations	operations	Eliminations	Total
	$	$	$	$	$
Revenue	3,588,564	4,138,741	3,360,423	(270,517)	10,817,211
Cost of sales	3,253,495	2,861,629	2,133,194	(270,517)	7,977,801
Amortization, depreciation and accretion	424,080	(44,733)	83,320	33,449	496,116
Depletion	359,679	97,789	166,278	-	623,746
Mine operating earnings (loss)	(448,690)	1,224,056	977,631	(33,449)	1,719,548
General and administrative	-	-	-	1,521,567	1,521,567
Stock-based compensation	-	-	-	1,035,864	1,035,864
Net interest, other income (expense) and foreign exchange	(752,680)	(1,540,785)	(7,872)	2,482,443	181,106
Income tax (recovery) expense	475,250	(683,293)	(1,164,753)	1,090,264	(282,532)
Net income (loss)	(1,676,620)	366,564	2,134,512	(1,198,701)	(374,245)
Capital expenditures	2,980,550	5,575,209	9,143,135	28,506	17,727,400
Total a ssets	130,472,670	61,756,284	29,037,518	31,371,230	252,637,702

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008

15.	SEGMENTED INFORMATION (continued)

	Nine months ended September 30, 2009
		First
		Majestic		Corporate
	El Pilon	Plata	La Encantada	and Other
	operations	operations	operations	Eliminations	Total
	$	$	$	$	$
Revenue	14,302,897	14,901,581	11,511,799	420,275	41,136,552
Cost of sales	9,019,559	8,912,772	7,572,042	308,695	25,813,068
Amortization, depreciation and accretion	724,401	1,411,104	792,013	-	2,927,518
Depletion	976,122	609,906	441,980	-	2,028,008
Mine operating earnings	3,582,815	3,967,799	2,705,764	111,580	10,367,958
General and administrative	-	-	-	5,656,753	5,656,753
Stock-based compensation	-	-	-	2,203,394	2,203,394
Net interest, other income (expense) and foreign exchange	(504,503)	(176,033)	(887,119)	503,673	(1,063,982)
Income tax (recovery) expense	(68,934)	37,805	(93,496)	(2,249,282)	(2,373,907)
Net income (loss)	3,147,246	3,753,961	1,912,141	(4,995,612)	3,817,736
Capital expenditures	2,961,596	5,003,771	20,954,415	163,854	29,083,636
Total assets	105,384,737	57,579,107	52,969,873	8,826,808	224,760,525

	Nine months ended September 30, 2008
		First
		Majestic		Corporate
	El Pilon	Plata	La Encantada	and Other
	operations	operations	operations	Eliminations	Total
	$	$	$	$	$
Revenue	9,141,672	13,194,466	13,152,661	(270,517)	35,218,282
Cost of sales	7,511,173	8,689,128	6,194,828	(270,517)	22,124,612
Amortiza tion, depreciation and accretion	923,353	859,744	376,307	96,985	2,256,389
Depletion	1,108,659	516,635	583,658	-	2,208,952
Mine operating earnings (loss)	(401,513)	3,128,959	5,997,868	(96,985)	8,628,329
General and administrative	-	-	-	5,753,772	5,753,772
Stock-based compensation	-	-	-	2,814,696	2,814,696
Net interest, other income (expense) and foreign exchange	(583,668)	(859,539)	(31,791)	2,404,889	929,891
Income tax expense	37,411	67,593	5,683	484,943	595,630
Net income (loss)	(1,022,592)	2,201,827	5,960,394	(6,745,507)	394,122
Capital expenditures	9,901,475	18,654,249	12,787,627	49,011	41,392,362
Total assets	130,472,670	61,756,284	29,037,518	31,371,230	252,637,702

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008

16.	CAPITAL LEASE OBLIGATIONS

In 2007 and 2008, the Company entered into lease commitments with a mining equipment supplier for $14.1 million (US$11.2 million) of equipment to be delivered during 2007 and 2008. The Company committed to pay 35% within 30 days of entering into the leases, 15% on arrival of the equipment, and the remaining 50% in quarterly payments over a period of 24 months from delivery, financed at 9% interest over the term of the lease. On March 13, 2009, the Company executed a restructuring agreement for the balance of $3.6 million (US$2.9 million) payable to the equipment lease vendor, to be paid over 24 monthly payments commencing February 1, 2009 with interest payable at 9% on the outstanding principal balance, secured by a guarantee from the parent company.

On January 12, 2009, the Company executed two additional financing arrangements with an equipment vendor, committing the Company to total payments of approximately $2.6 million (US$2.0 million) representing the purchase price plus interest with terms of 36 monthly lease payments of $48,460 (US$38,420) consisting of principal plus 12.5% interest on outstanding balances and 12 monthly lease payments of $43,640 (US$34,600) consisting of principal only.

The following is a schedule of future minimum lease payments under the capital leases as at September 30, 2009:

	$US	$CA
2009 Gross lease payments	612,198	655,480
2010 Gross lease payments	2,136,442	2,287,489
2011 Gross lease payments	655,752	702,114
2012 Gross lease payments	132,549	141,920
	3,536,941	3,787,003
Less: interest	(378,002)	(404,727)
Total payments, net of interest	3,158,939	3,382,276
Less: current portion	(2,055,152)	(2,200,451)
Capital Lease Obligation	1,103,787	1,181,825

17.	ASSET RETIREMENT OBLIGATIONS

	Nine months ended	Year ended
	September 30, 2009	December 31, 2008
	$	$
Balance, beginning of the period	5,304,369	2,290,313
Effect of change in estimates	-	2,979,726
Interest a ccretion	338,610	200,477
Effect of translation of foreign currencies	(568,714)	(166,147)
	5,074,265	5,304,369

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008

17.	ASSET RETIREMENT OBLIGATIONS (continued)

Asset retirement obligations allocated by mineral properties are as follows:

	Anticipated	September 30, 2009	December 31, 2008
	Date	$	$
La Encantada Silver Mine	2018	1,784,742	1,865,674
La Parrilla Silver Mine	2022	1,539,776	1,609,602
San Martin Silver Mine	2016	1,749,747	1,829,093
		5,074,265	5,304,369

During the year ended December 31, 2008, the Company reassessed its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. The total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $7.27 million, which has been discounted using a credit adjusted risk free rate of 8.5%, of which $2.46 million of the reclamation obligation relates to the La Parrilla Silver Mine, $2.31 million of the obligation relates to the San Martin Silver Mine, and $2.51 million relates to the La Encantada Silver Mine. The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

18.	COMMITMENTS

The Company is obligated to make certain mining property option payments as described in Note 8, in connection with the acquisition of its mineral property interests.

As at September 30, 2009, the Company is obligated to make a series of payments totalling US$277,819 before the end of 2009 with respect to property payments at the Quebradillas Mine at La Parrilla.

The Company has office lease commitments of $77,900 per annum in 2009 through 2011 and $29,220 in 2012. Additional annual operating costs are estimated at $101,110 per year ($8,426 per month) over the term of the lease. The Company provided a deposit of one month of rent equaling $20,151.

As at September 30, 2009, the Company is committed to construction contracts of approximately $6.0 million (US$5.6 million) (December 31, 2008 - $5.9 million or US$4.9 million) relating to the La Encantada Project which is currently being constructed.

The Company is committed to making severance payments amounting to US$605,000 (December 31, 2008 -US$540,000) to four officers in the event of a change of control of the Company.

19.	NON-CASH FINANCING AND INVESTING ACTIVITIES

	Three months ended		Nine months ended
	Sept. 30, 2009	Sept. 30, 2008	Sept. 30, 2009	Sept. 30, 2008
	$	$	$	$

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Fair value of warrants upon completion of public offering	-	-	848,758	2,666,135
Fair value of warrants upon completion of private placements	389,000	-	389,000	-
Issuance of shares for debt settlement	2,741,260	-	2,741,260	-
Issuance of shares for First Silver Arrangement	-	24,200	-	9,009,660
Transfer of contributed surplus to common shares for options exercised	-	100,583	2,950	363,990
Assets acquired by capital lease	-	-	2,259,380	1,989,227

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008

20.	SUBSEQUENT EVENTS

Subsequent to September 30, 2009:

(a)

In September 2009, First Majestic and Normabec Mining Resources Ltd. (“Normabec”) entered into a definitive agreement whereby First Majestic will acquire Normabec. The transaction will be an all-share transaction by way of plan of arrangement (the "Arrangement").

The agreement provides that First Majestic will acquire Normabec in exchange for the issuance directly to Normabec's shareholders of 0.060425 First Majestic shares for each Normabec common share outstanding (the "Exchange Ratio"). In addition to Normabec's shareholders receiving shares in First Majestic, they will also receive shares in a newly formed public company (“Newco”) which will hold Normabec's interest in the Pitt Gold Property (and all other Quebec mineral interests currently held by Normabec) which will continue to be managed by the existing Normabec management. Subsequent to the completion of the Arrangement, First Majestic will invest, via a private placement, $300,000 in this public company which will represent approximately 10% of Newco.

Normabec's primary asset is the Real de Catorce Silver Project which is located in the northern portion of San Luís Potosí State, Mexico.

The proposed Arrangement was approved by Normabec shareholders on November 6, 2009, received court approvals on November 9, 2009, and is expected to close on November 13, 2009.

(b)

In October 2009, the Company entered into an agreement for two loan facilities totaling $53.8 million Mexican pesos (CAD$4.3 million) from the Mexican Mining Development Trust - Fideicomiso de Fomento Minero (FIFOMI). Funds from these loans will be used for the completion of the 3,500 tpd cyanidation plant at the La Encantada Silver Mine and for working capital purposes. The capital asset loan, for up to $47.1 million Mexican pesos (CAD$3.7 million), bears interest at the Mexican interbank rate plus 7.51% per annum and is repayable over a 60-month period. The working capital loan, for up to $6.7 million Mexican pesos (CAD$0.6 million), bears interest at the Mexican interbank rate plus 7.31% per annum and is a 90-day revolving loan. The loans are secured against real property, land, buildings, facilities, machinery and equipment at the La Encantada Silver Mine.

(c)	On October 24, 2009, the following stock options were forfeited:

(i) 25,000 stock options exercisable at a price of $4.34 per share expiring on November 1, 2010;
(ii) 30,000 stock options exercisable at a price of $3.62 per share expiring on August 28, 2011; and
(iii) 30,000 stock options exercisable at a price of $2.03 per share expiring on May 7, 2012.

(d)	On October 28, 2009, 25,000 stock options were granted at a price of $2.96 per share expiring on October 28, 2012.

(e)	On November 1, 2009, 12,500 stock options exercisable at a price of $2.40 per share expiring on August 10, 2012 were forfeited.

(f)	On November 5, 2009, 25,000 stock options were granted at a price of $3.38 per share expiring on November 5, 2012.

21.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the classifications used in 2009.